FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

 21 November 2019

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

The following transactions took place on 19 November 2019:

1.   Kathleen Casey acquired 997 American Depositary Shares ("ADS")1, at US$37.7600 per ADS, representing 4,985 US$0.50 ordinary shares ("Shares") in HSBC Holdings plc (the "Company").

2.   Heidi Miller acquired 2,200 ADS, at an average price of US$37.7432 per ADS, representing 11,000 Shares in the Company.

1ADS are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings plc ordinary shares. ADS are traded in New York.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person			Kathleen Casey
2 - Reason for the notification
Position/status			Non-executive Director

Initial notification/amendment			Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-19	American Depositary Shares ("ADS"). Each ADS represents five HSBC Holdings plc ordinary shares of US$0.50 each.	GB0005405286	The New York Stock Exchange		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$37.76	997	US$37,646.72
		Aggregated	US$37.76	997	US$37,646.72

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person			Heidi Miller
2 - Reason for the notification
Position/status			Non-executive Director

Initial notification/amendment			Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-19	American Depositary Shares ("ADS"). Each ADS represents five HSBC Holdings plc ordinary shares of US$0.50 each.	GB0005405286	The New York Stock Exchange		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$37.74	1,200	US$45,288.00
			US$37.74	600	US$22,647.00
			US$37.75	400	US$15,100.00
		Aggregated	US$37.743	2,200	US$83,035.00

For any queries related to this notification, please contact:

Larissa Wilson
Shareholder Services
020 7991 0595

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Richard Gray
Title: Group Company Secretary

Date: 21 November 2019